EXHIBIT 99.9

AZZ incorporated Reports Results for the

First Quarter of Fiscal-Year 2004

Contact:	Dana Perry, Vice President – Finance and CFO
AZZ incorporated 817-810-0095
Internet: www.azz.com

RCG Capital Markets Group, Inc. 480-675-0400
Retail: Robert Blum
Institutional/Analysts: Joe Dorame
Media: Jeff Stanlis

June 26, 2003 – FORT WORTH, TX—AZZ incorporated (NYSE:AZZ), a manufacturer of electrical products and a provider of galvanizing services, today announced unaudited financial results for the first quarter ended May 31, 2003. Revenues for the first quarter decreased 27 percent to $36.3 million compared to $49.7 million for the same quarter last year. Net income for the quarter decreased to $0.9 million, or $0.17 per diluted share, compared to net income of $2.6 million, or $0.49 per diluted share, in last year’s fiscal first quarter. Backlog at the end of the first quarter was $45.7 million versus $49.1 million at February 28, 2003. The Company’s incoming orders totaled $32.9 million for a book to ship ratio of 91 percent, up from the 73 percent in the fourth quarter of last year. Outstanding debt at the end of the quarter was $40.1 million, down 10 percent from the year ended February 28, 2003 and 34 percent compared to the same period last year. AZZ’s long-term debt to equity ratio of .54 to 1 compares favorably to the .89 to 1 for the same period last year.

David H. Dingus, president and chief executive officer of AZZ incorporated, commented, “The first quarter results are consistent with our internal projections for the fiscal year. As I stated in our annual report, sharp reductions in capital spending, deferred projects, prolonged customer purchasing cycles, the effect of over capacity, and an increased competitive environment are

AZZ First Quarter—Fiscal Year 2003

June 26, 2003

representative of the conditions we have faced and continue to face. While we do not anticipate any appreciable improvement in our markets during this fiscal year, we are cautiously optimistic that our markets have stabilized. The current level of quotation activity is providing indications that we are approaching a bottom. Our selling, general and administrative, and other support costs, have been reduced to better match our volume levels.”

Revenues for the Electrical and Industrial Products Segment, decreased by 35 percent during the first quarter to $24.2 million compared to $37 million in the previous year. Operating income for the segment decreased 66 percent. The decrease was due to the dramatic reduction in power generation projects, continued delays in upgrades to the transmission grid, and a reduction in industrial and factory automation projects.

Revenue for the Company’s Galvanizing Service Segment for the first quarter was $12.1 million compared to $12.7 million in the previous year, a decrease of 4 percent. Operating income for the first quarter was $2.0 million compared to $2.5 for the prior year, a 19 percent decrease. The continuation of downward pressure on selling price due to market and competitive conditions, combined with higher natural gas cost, adversely impacted AZZ’s operations.

Mr. Dingus continued, “We will continue to intensely focus on seeking out additional market opportunities, improving operating efficiencies, and cost containment and reduction efforts. Any improvement in the industrial markets served by our electrical products and galvanizing services will have a very favorable impact on our results, due primarily to the significant cost reductions that we have put in place. However, in view of the uncertainties associated with the anticipated receipt of several significant orders, including the possibility that such orders could be delayed, we believe that it is prudent at this time to revise our previously issued earnings guidance for FY 2004. Our revised earnings guidance for FY 2004 is for earnings per diluted share to be within the range of $0.85 to $0.95, and revenues to be within the range of $135 to $145 million. This guidance is based upon continuation of current revenue levels and an improving trend in the book to ship ratio.”

AZZ First Quarter—Fiscal Year 2003

June 26, 2003

AZZ incorporated will conduct a conference call to discuss financial results for the first quarter of fiscal year 2004 at 4:15 P.M. ET on Thursday, June 26, 2003. Interested parties can access the conference call by dialing (719) 457-2692. The call will be web cast via the Internet at www.azz.com/AZZinvest.htm. A replay of the call will be available for three days at (719) 457-0820, confirmation #523394, or for 30 days at www.azz.com/AZZinvest.htm.

AZZ incorporated is a specialty electrical equipment manufacturer serving the global markets of power generation, transmission and distribution and industrial, as well as, a leading provider of hot dip galvanizing services to the steel fabrication market nationwide.

Except for the statements of historical fact, this release may contain forward-looking statements that involve risks and uncertainties some of which are detailed from time to time in documents filed by the Company with the SEC. Those risks and uncertainties include, but are not limited to: changes in customer demand and response to products and services offered by the Company, including demand by the electrical power generation markets, electrical transmission and distribution markets, the industrial markets, and the hot dip galvanizing markets; prices and raw material cost, including zinc and natural gas which are used in the hot dip galvanizing process; changes in the economic conditions of the various markets the Company serves, foreign and domestic, customer request delays of shipments, acquisition opportunities, adequacy of financing, and availability of experienced management employees to implement the Company’s growth strategy. The Company can give no assurance that such forward-looking statements will prove to be correct.

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AZZ First Quarter—Fiscal Year 2003

June 26, 2003

AZZ incorporated

Condensed Consolidated Statement of Income

(in thousands except per share amounts)

	Three Months Ended
	May 31, 2003	May 31, 2002
	(unaudited)	(unaudited)
Net sales	$36,348	$49,683
Income before income taxes	$1,424	$4,180
Net income	$883	$2,613

Net income per share
Basic	$0.17	$0.50
Diluted	$0.17	$0.49
Diluted average shares outstanding	5,307	5,309

Condensed Consolidated Balance Sheet

(in thousands)

	May 31, 2003	February 28, 2003
	(unaudited)	(audited)
Assets:
Current assets	$46,756	$55,056
Net property, plant and equipment	$35,690	$36,612
Other assets, net	$42,477	$42,369

Total assets	$124,923	$134,037

Liabilities and shareholders’ equity:
Current liabilities	$24,614	$31,346
Long term debt due after one year	$34,500	$37,875
Other liabilities	$1,407	$1,407
Shareholders’ equity	$64,402	$63,409

Total liabilities and shareholders’ equity	$124,923	$134,037

Condensed Consolidated Statement of Cash Flows

(in thousands)

	Three Months Ended
	May 31, 2003	May 31, 2002
	(unaudited)	(unaudited)
Net cash provided by (used in) operating activities	$3,815	$3,278
Net cash provided by (used in) investing activities	($441)	($1,011)
Net cash provided by (used in) financing activities	($4,410)	($2,226)

Net increase (decrease) in cash and cash equivalents	($1,036)	$41
Cash and cash equivalents at beginning of year	$1,983	$1,738

Cash and cash equivalents at end of quarter	$948	$1,779

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